FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated November 16, 2004 (“BlackBerry 7100r Now Available For Rogers Wireless Customers In Canada")

News Release dated November 16, 2004 (“Sprint Launches BlackBerry® On The Enhanced Sprint Nationwide PCS Network")

Page No 2 3

Document 1

November 16, 2004

FOR IMMEDIATE RELEASE

BlackBerry 7100r Now Available For Rogers Wireless Customers in Canada

Toronto and Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Rogers Wireless today announced the availability of the BlackBerry 7100r™ in Canada. The BlackBerry 7100r provides the power of always-on BlackBerry® connectivity to e-mail, voice, text messaging, HTML web browsing and organizer applications, in a sleek and stylish phone form factor.

“We are pleased to now offer the BlackBerry 7100r as part of our family of BlackBerry devices,” said John Demetris, Vice President, Business Marketing, Rogers Wireless Inc. “The BlackBerry 7100r is an ideal tool for today’s mobile professionals who are in demand and on the go, to help better manage their busy professional and personal lives.”

The BlackBerry 7100r combines superior wireless phone, e-mail (and e-mail attachment viewing), text messaging, organizer, and applications all in a single wireless device. It delivers an exceptional wireless phone experience with quad-band support (operating on the GSM/GPRS 850/900/1800/1900 MHz frequencies) enabling global wireless roaming,* and also includes a built-in speakerphone, Bluetooth support for wireless headsets and car kits, and support for polyphonic ring tunes.

The BlackBerry 7100r has a large high-resolution colour screen that displays crisp images (supporting more than 65,000 colours) with a sizeable workspace for composing and reading messages and viewing HTML web sites. In addition to 32 MB flash memory and 4 SRAM, the BlackBerry 7100r supports cradle-free wireless email synchronization, integrated email attachment viewing and the BlackBerry push-based wireless e-mail architecture that delivers messages automatically.

The BlackBerry 7100r also features the breakthrough SureType™ keyboard technology from RIM. SureType effectively converges a wireless device keypad and a QWERTY keyboard to fit elegantly within the size of a traditional wireless phone form factor. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and enables them to dial phone numbers and type messages quickly, accurately and comfortably. The keyboard works in conjunction with a sophisticated software system that incorporates a large word database (approximately 35,000 words initially, plus the user’s address book), linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy. The device also features dedicated ‘send’ and ‘end’ keys.

“RIM and Rogers Wireless have a long tradition of providing innovative mobile solutions to Canadian customers and we are pleased that the BlackBerry 7100r with SureType keyboard technology is now available for Rogers Wireless customers,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 7100r is an excellent choice for customers that want all the benefits of BlackBerry, in a traditional mobile phone form factor.”

For individuals and smaller businesses, BlackBerry Internet Service™ (formerly called BlackBerry Web Client™) allows users to access up to ten supported email accounts from a single device.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, end-to-end, wireless access to email and other corporate data.

The BlackBerry 7100r costs $399.99 with a three-year service agreement from Rogers Wireless and is available for purchase across Canada through select Rogers Wireless dealer and retail points of sale, or online at www.rogers.com/7100r.

_________________

About Rogers Wireless:

Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) operates Canada’s largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS/EDGE network, the world standard for wireless communications technology. The combination of Rogers Wireless and Microcell will have 5.5 million wireless customers and offices in Canadian cities across the country. Rogers Wireless is approximately 89% owned by Rogers Communications Inc.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, device, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts
Heather Armstrong
Rogers Wireless
(416) 935-6379
Heather.Armstrong@rci.rogers.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

* Check with Rogers Wireless for roaming services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

Media Contacts:
Amy Schiska-Lombard, Sprint
913-794-2947
amy.k.schiska@mail.sprint.com

Courtney Flaherty, Brodeur Worldwide for RIM
212-771-3637
cflaherty@brodeur.com

RIM Investor Relations
519-888-7465
investor_relations@rim.com

FOR IMMEDIATE RELEASE

Sprint Launches BlackBerry® on the Enhanced Sprint Nationwide PCS Network

Expansion of wireless email portfolio gives Sprint business customers the ability to choose a solution that best meets the needs of their mobile workforce

OVERLAND PARK, Kan., and WATERLOO, Ontario – Nov. 16, 2004 – Sprint (NYSE: FON) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry Enterprise SolutionTM on the enhanced Sprint Nationwide PCS Network. Business customers can manage their information and communications on the go with the Sprint PCS Smart Device – BlackBerry® 7750.

The BlackBerry Enterprise SolutionTM is now being sold by Sprint through its business sales channels. The availability of BlackBerry® is a significant addition to Sprint’s remote-access offering and underscores the company’s commitment to expand its capabilities and product offering in the high-growth wireless business market.

“Sprint is redefining the environment for remote networking and mobility,” said Tim Donahue, vice president – Enterprise Marketing, Sprint Business Solutions. “BlackBerry is a powerful and popular solution for business customers, and its availability on the enhanced Sprint Nationwide PCS Network allows Sprint to offer an unmatched suite of wireless email options and serve the needs of business customers regardless of size, security requirements, management control needs or compatibility issues.”

-more-

Sprint Launches BlackBerry® on the Enhanced Sprint Nationwide PCS Network

The BlackBerry Enterprise SolutionTM provides a secure wireless extension to the user’s corporate email system and access to other supported business applications. BlackBerry Enterprise Server™ supports Microsoft® Exchange, IBM Lotus® Domino™ (Novell GroupWise support is expected later this year) and other enterprise systems to enable secure wireless access to email and other corporate data. Users can utilize the Sprint PCS Smart Device – BlackBerry® 7750 to send and receive corporate email and text messages, access corporate data, manage appointments, browse the Web and make voice calls.

“Wireless access to email and corporate data is becoming a standard requirement for businesses of all sizes today because of its ability to improve communications, productivity and workflow,” said Mark Guibert, vice president, corporate marketing at Research In Motion. “We are pleased to work with Sprint to provide business customers with a comprehensive platform that offers industry-leading usability, security, manageability and flexibility.”

About Sprint

Sprint is a global integrated communications provider serving more than 26 million customers in over 100 countries.  With more than $26 billion in annual revenues in 2003, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States’ first nationwide all-digital, fiber-optic network and an award-winning Tier 1 Internet backbone.  Sprint provides local communications services in 39 states and the District of Columbia and operates the largest 100-percent digital, nationwide PCS wireless network in the United States. For more information, visit www.sprint.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

-more-

Sprint Launches BlackBerry® on the Enhanced Sprint Nationwide PCS Network

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

AS/JA

11/16/04

5 a.m. Central

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 16, 2004	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer